BRASKEM S.A.
                          CNPJ N(0) 42.150.391/0001-70
                            NIRE N(0) 29.300.006.939
                              Public Traded Company

                                  MATERIAL FACT

BRASKEM S.A., in accordance with the provisions of CVM Instruction no. 358/02, is hereby disclosing to the market that, pursuant to transactions entered into by it on July 31, 2003, Braskem: (a) sold 32,749,081 common shares and 22,121,346 preferred shares issued by Norcell S.A., a Brazilian corporation, enrolled in the Federal Taxpayer's Roll under number 32.661.761/0001-80 ("Norcell"), to La Forest Ltd. and Riohold Holdings S.A.; and (b) acquired the right to exchange with Klabin Bacell S.A., 7,650,545 preferred shares issued by Norcell, for 56,203 common shares issued by Cetrel - Empresa de Protecao Ambiental, a Brazilian corporation, enrolled in the Federal Taxpayer's Roll under number 14.414.973-81.


                           Sao Paulo, August 4th, 2003


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                                  BRASKEM S.A.
                Paul Elie Altit - Director of Investor Relations